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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 033-27707

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR [ ] Form 10-KSB [X] 10-QSB
     For Period Ended:   December 31, 1996

[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended:  ______________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________

                         PART I. REGISTRANT INFORMATION

Full name of registrant:                      Tengtu International Corp.
                         -------------------------------------------------------

Former name if applicable:                      Galway Capital Corporation
                          ------------------------------------------------------

Address of principal executive office (STREET AND NUMBER): 19105 36th Avenue,
                                                           --------------------
Suite 207
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City, State and Zip Code:  Lynnwood, Washington  98037
                          ------------------------------------------------------


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                        PART II. RULE 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, 10-KSB or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Company cannot file its quarterly report on Form 10-QSB for the quarter ended December 31, 1996, because it has been unable to obtain necessary financial and other information from Beijing Tengtu Culture & Education Electronic Development Co. Ltd., its joint venture partner ("Tengtu China"), relating to the Company's investment in Beijing Tengtu United Electronic Development Co. ("Tengtu United"). Tengtu China is controlled by Chinese State enterprises, which are subject to certain restrictions imposed by the Chinese government on the dissemination of financial information to non-Chinese State enterprises. The Company is currently requesting that Tengtu China provide the information to be included in its Form 10-QSB, and will be working with Tengtu China to implement measures that will enable the Company it to obtain the information necessary for its future reports on a timely basis.


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                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

       Stephen Dadson                          (604) 685-3234
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(NAME)                                      (AREA CODE)       (TELEPHONE NUMBER)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [ ] Yes [X] No

     On November 12, 1996, the Company filed a Form 8-K reporting, among other things, the acquisition by the Company of its interest in the joint venture described in Part III. The Company stated in Item 7 that it was impracticable at the time to file financial statements and pro forma financial information as part of the Form 8-K, but that the Company would file the information required by Item 7 as soon as practicable but not later than 60 days after the date of that Form 8-K. For the reasons described in Part III above, the Company has not yet filed such information.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company had no operations during the quarterly period ended December
31, 1995.  The Company recommenced operations in mid-1996.   The Company cannot
make a reasonable estimate of the anticipated quantitative or qualitative changes to be reported on the Form 10-QSB that is the subject of this notice because it has been unable to obtain the necessary financial and other information from Tengtu China, as described in Part III above.


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                           TENGTU INTERNATIONAL CORP.
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 17, 1997      By: /s/ Stephen E. Dadson
     -------------------          ---------------------------
                                      Name:   S.E. Dadson
                                      Title:  Director and Secretary




          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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